Exhibit 99.1

Disclaimer 2 This presentation may contain certain forward - looking statements and opinions . Forward - looking statements are statements that do not relate to historical facts and events and such statements and opinions pertaining to the future that, for example, contain wording such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future . Forward - looking statements contained in this presentation include, but are not limited to, statements about : our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing, our commercial launch plans, our strategic plans for our business and products, market acceptance of our products, our competitive position and developments and projections relating to our competitors, domestic and foreign regulatory approvals, third - party manufacturers and suppliers, our intellectual property, the potential effects of government regulation and local, regional and national and international economic conditions and events affecting our business . We cannot assure that the forward - looking statements in this presentation will prove to be accurate . Furthermore, if our forward - looking statements prove to be inaccurate, the inaccuracy may be material . These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward - looking statements . The forward - looking statements and opinions contained in this presentation are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this presentation and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information . In light of the significant uncertainties in these forward - looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all . Actual results, performance or events may differ materially from those in such statements due to, without limitation, risks generally associated with product development, including delays or challenges that may arise in the development, launch or scaling of our new products, programs or services, challenges in the commercialization of our products and services, the risk that we may not maintain our existing relationships with suppliers or enter into new ones, or that we will not realize the intended benefits from such relationships, any inability to protect our intellectual property effectively, changes in general economic conditions, in particular economic conditions in the markets on which we operate, changes affecting interest rate levels, changes affecting currency exchange rates, changes in competition levels, and changes in laws and regulations, and other risks described under the caption "Risk Factors" in our Registration Statement on Form F - 1 (File No . 333 - 257842 ) and other documents we file with the Securities and Exchange Commission from time to time . The information, opinions and forward - looking statements contained in this announcement speak only as of its date, and are subject to change without notice and we undertake no obligation to update any such forward - looking statements for any reason, except as required by law . This presentation contains estimates, projections and other information concerning our industry, our business, and the markets for our products and services . Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information . Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources . While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source .

Sensitivity Specificity Dynamic range Sample consumption Throughput Cost Uniquely addressed all challenges in proteomics – highest data quality 3

Singapore Shanghai Boston Tokyo Uppsala Proven execution, delivering on all strategic levers in 2021 75 - 76% Year on year revenue growth in FY21 (unaudited) ~35% Q4 reagent kit share of revenues 60% Explore revenues as % of total revenues FY21 100% Coverage of the plasma proteome using Explore 3072 56k UKBB Samples delivered in H2 2021 to the UKBB consortia ~2x Team expansion in 2021 to 416 employees $94.5 - 95.0 FY21 $m revenues (unaudited) Revenue guidance - $90 - 92 for FY21

Singapore Shanghai Boston Tokyo Uppsala Strong execution of externalizations with significant headroom to grow 25 Explore customer installations (NovaSeq) 28 Signature placements in Q4 2021 ~$750k Explore LTM pull - through 40 Olink Biomark core labs 1 8 6 APAC 11 5 17 EMEA 13 15 17 Americas Explore labs Biomark Core Labs Signature labs 500k Sample potential on Explore externalization ~65% Explore revenues share of Q4 revenues ~40% Explore Kit revenues share of Q4 Explore revenues

Actionable science driving rapid customer adoption and growth 6 Evolution of publications based on PEA (as of December 2021) Number of publications (accumulated) 54 123 223 349 513 750+ FY17 FY16 FY20 FY19 FY18 FY21 Customer account acquisition Total number of accounts served since inception 116 216 329 469 637 FY21 FY20 FY18 FY16 750 + FY17 FY19

Reducing risk in drug development, saving time and money Novel drug targets – pQTLs Early Dx – from health to disease A better understanding of biology Surrogate markers – safety and efficacy Prediction of disease and outcome Patient stratification Why scientists are using our products

~$35B TAM derived from Research ($19bn) and Dx ($16bn) markets From high - plex to low - plex, Olink participates along the entire spectrum 8

Olink
Accelerating proteomics together

Unique and holistic product offering applicable from Discovery to Dx







Explore (NGS)

Measure ~3k proteins with minimal biological sample. Aggressively expand our protein biomarker targets to meet every customer need across all proteomics use cases .

Explore 384 (NGS)

Minute sample volume, <1µl, and outstanding throughput, 14 M measurements per week/system

Explore kit launch in 2021

Target 96 (qPCR)

Choose from fifteen carefully designed panels built for specific area of disease or key biology process

Target 48 (qPCR)

Introducing our 48-plex Cytokine panel with absolute quantification

Aggressive expansion of product portfolio and offering

Signature (qPCR)

Light and nimble benchtop system purpose built for PEA. Opened up order books in Q2 for Q4 deliveries and revenue recognition



Focus (qPCR)

Forming the basis of our Dx offering

Custom developed for each client/use case

First LDT by Octave Bioscience to monitor disease management / progression in Multiple Sclerosis (MS). 2021 launch

9

Break - through science with Olink during 2021 in high - impact peer reviewed literature 10

Summary 11 Executive summary • Superior disruptive proprietary technology • Exceptional go - to market strategy • Very strong commercial execution • Transparent stable business model, easy to work with • 75% - 76% YoY growth led by rapid expansion in high - plex • >750 customers with a global footprint • Market validation of reagent kit strategy – Explore, Target, and Focus • 214 - > 416 FTEs in 2021 (150 in commercial team) Looking ahead • $35B TAM • Continued strong growth, aim for #1 market share in the emerging field of proteomics • Establish NPX as the gold standard in proteomics • Agnostic to NGS and qPCR platforms • Library expansion: 4.5k to 6k and beyond • Unlocking the mid - plex market with Signature and Flex Plex • Continue to drive PEA in clinical decision making • Continue to scale up the organization to accelerate growth

A complete picture of real - time human biology Genomics Proteomics Epigenomics Transcriptomics Metabolomics Accelerating proteomics together Our mission Enable understanding of real - time human biology Our vision